FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 21 de agosto de 2013

Señor

Raphael Bergoeing V.

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial

Señor Superintendente :

Conforme a lo dispuesto en los artículos 9 y 10 de la Ley N°18.045 y a las Normas de la Superintendencia de Bancos e Instituciones Financieras, informo a Ud. que en sesión de directorio de Banco Santander - Chile celebrada el día de ayer se tomó conocimiento de la renuncia del director titular don Jesús María Zabalza Lotina y, de acuerdo con lo dispuesto en el artículo vigésimo primero de los estatutos del banco, se nombró en su reemplazo al actual director suplente don Juan Pedro Santa María Pérez.

Sin otro particular, le saluda atentamente,

Claudio Melandri H.
Gerente General

C.c. Superintendencia de Valores y Seguros

Bolsas de Valores

Santiago, August 21, 2013

Mr.

Raphael V. Bergoeing

Superintendent of Banks and

Financial Institutions

Present:

Ref: Essential Event Report

Mr. Superintendent:

Pursuant of the provisions of Articles 9 and 10 of Law 18,045 and the Rules of the Superintendency of Banks and Financial Institutions, we inform you that at the last Board meeting of Banco Santander - Chile held yesterday, the resignation of the First-Vice President of the Bank, Mr. Jesus Maria Zabala Lotina was informed and, in according to the provisions of article twenty-first of the bylaws of the Bank, Mr. Juan Pedro Santa Maria Perez, alternate Board memeber was appointed as Board member.

Yours sincerely,

Claudio Melandri H.
Chief Executive Officer

C.c. Superintendencia de Valores y Seguros

Bolsas de Valores

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: August 21, 2013

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